November 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Facebook, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed January 28, 2016
Form 10-Q for the Quarter Ended June 30, 2016
Filed July 28, 2016
File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on October 25, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on January 28, 2016 (the “Form 10-K”) and Form 10-Q for the Quarter Ended June 30, 2016 filed July 28, 2016 (File No. 001-35551). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Mr. Stephen Krikorian

Securities and Exchange Commission

November 18, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

1.	We note that your cash paid for income taxes is significantly less than your income tax provision for each reporting period. For the years ended December 31, 2015, 2014 and 2013 you paid $273 million, $184 million and $82 million for income taxes while your current tax provision was $3,318 million, $2,225 million and $1,291 million, respectively. Please describe to us in detail the factors causing the differences between the cash paid for income taxes and the current tax expense included in your provision. In addition, tell us whether you anticipate that future cash outlays for income taxes will substantially exceed income tax expense in the future.

Response:

The Company respectfully advises the Staff that given the appreciation in the Company’s share price from the grant date of equity awards to its employees compared to the vesting date (being the taxable event), the Company incurred significant tax deductions in excess of the GAAP expense as defined by ASC 718-740-35-03. These tax deductions are not included in the income tax provision in the income statement but rather are included in additional paid-in capital prior to the adoption of ASU 2016-09.

For the years 2012 and 2013, the excess stock compensation deductions reduced U.S. federal, state and foreign income tax liabilities and generated a federal net operating loss that was carried back to offset the tax liability in 2010 and 2011 and carried forward to reduce the tax liability in 2014 and subsequent periods. The Company accounted for the tax benefit consistent with ASC 718-740-25-10 which states that “[a] share option exercise may result in a tax deduction before the actual realization of the related tax benefit because the entity, for example, has a net operating loss carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until that deduction reduces taxes payable.” As a result, for the years 2013 through 2015, the Company recognized the net impact of a credit to additional paid-in capital to the extent current deductions for excess stock compensation deductions and net operating loss carryforwards attributable to excess tax benefits reduced what would otherwise be the tax liability and cash taxes paid for those years.

The difference between the current tax provision and taxes paid is also a result of the effect of any unrecognized tax benefits that have been accrued. The ultimate settlement of amounts recorded as unrecognized tax benefits generally occurs after the close of the audit or closure of the applicable statute of limitations for the applicable year.

In addition, there will also be differences in the timing between when tax payments are paid compared to the period in which tax is accrued.

The nature and timing of the cash outlay is noted in the Contractual Obligations section of the Company’s 2015 Form 10-K, “In addition, our other liabilities include $2.46 billion related to uncertain tax positions as of December 31, 2015. Due to uncertainties in the timing of the completion of tax audits, the timing of the resolution of these positions is uncertain and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above contractual obligations table.”

Mr. Stephen Krikorian

Securities and Exchange Commission

November 18, 2016

The Company anticipates the future relationship between cash outlays for income taxes and income tax expense will vary depending upon the timing of cash tax outlays compared to the period taxes are accrued, the difference in the timing of deductions and income between book and tax including, for the period prior to the adoption of ASU 2016-09, any differences in equity compensation which depends on future changes in our share price, and difference between the accrual and ultimate settlement of uncertain tax positions.

Form 10-Q for the Quarter Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for income taxes, page 33

2.	We note that in 2015, your unrecognized tax benefits increased by $1.3 billion, or 79%, to $3.0 billion from $1.7 billion. We understand from your response to comment 3 of our letter dated April 25, 2016 that the uncertainties relate to licensing arrangements between wholly-owned entities that shifted domestic income to foreign jurisdictions, primarily Ireland. We also note from your response to comment 3 of our letter dated June 30, 2016, that you do not expect similar unrecognized tax benefits in the future which would offset the income tax benefits provided by income from foreign subsidiaries. However, your disclosure on page 19 of your recent Form 10-Q states that your existing tax positions will continue to generate an increase in unrecognized tax benefits in subsequent periods (although we note that the change from December 31, 2015 to June 30, 2016 was significantly smaller at $130 million). Please explain to us: (1) this apparent inconsistency regarding whether your existing tax positions will continue to result in the recognition of unrecognized tax benefits in subsequent periods and (2) why the magnitude of the change in the unrecognized tax benefits differs so significantly in 2016, as compared to 2015 (recognizing that 2016 only reflects six months to date).

Response:

The Company respectfully advises the Staff that for the year ended December 31, 2015 the increase in unrecognized tax benefits relative to the prior year was principally due to accruals recorded in relation to an existing intercompany licensing arrangement between wholly-owned entities. The Company does not expect similar unrecognized tax benefits subsequent to 2015 from this licensing arrangement and accordingly did not record further accruals related to this matter during 2016.

For fiscal 2016, the Company continues to accrue unrecognized tax benefits for other uncertain tax positions that affect several years and anticipates the accruals for unrecognized tax benefits related to these other positions will continue for the foreseeable

Mr. Stephen Krikorian

Securities and Exchange Commission

November 18, 2016

future. The disclosure on page 19 of our Form 10-Q for the three and six-month period ended June 30, 2016 was in relation to the expectation that the increase in unrecognized tax benefits in future periods for these other uncertain tax positions that affect several years would be at a rate generally consistent with the first six-months of fiscal 2016. The magnitude of the increase to the unrecognized tax benefits during the first six months of fiscal 2016 was notably lower than the same six-month period for the prior year due to the aforementioned expectation that the unrecognized tax benefits from the licensing arrangement would not continue beyond December 31, 2015.

3.	Please tell us the nature of the uncertain tax positions and related amounts comprised in your unrecognized tax benefits balance at each balance sheet date, the duration of those uncertain tax positions, and the amount of the change in unrecognized tax benefits that affected your effective tax rate in 2015.

Response:

The Company respectfully advises the Staff that the Company has accrued unrecognized tax benefits for transfer pricing, tax credits (such as federal and state research credits), as well as various other federal, state and international tax related items. Certain of these positions arise in one year and continue to have accounting implications in future years as the same position affects taxable income in future years.

As noted in our filings, the Company is currently under examination by the Internal Revenue Service as well as by other taxing authorities and is currently engaged in litigation for certain tax matters. The Company considers the statute of limitation and effective settlement of the various matters each reporting period. Based on the current status of examinations and litigation, the Company is unable to predict when the various uncertain tax positions will meet the criteria for recognition and/or derecognition of the related unrecorded tax benefits. Given the nature of examinations and litigation, the Company is unable to estimate the duration of those uncertain tax positions in individual years beyond 12 months.

4.	We note your disclosure that if the IRS prevails in its position it could result in an additional federal tax liability of an estimated aggregate amount of approximately $3.0 to $5.0 billion, plus interest and any penalties asserted. Please tell us whether the amounts are additional to amounts reported in unrecognized tax benefits, which gross balance was $3.15 billion as of June 30, 2016. If the amounts associated with this issue are included in the unrecognized tax benefit balance as of June 30, 2016, please tell us when they were accrued.

Response:

The Company respectfully advises the Staff that the estimated amount (which the Company has disclosed) of a federal tax liability between $3.0 to $5.0 billion, plus interest and any penalties, represents the total gross amount of the potential assessment

Mr. Stephen Krikorian

Securities and Exchange Commission

November 18, 2016

being asserted by the IRS. This amount is not the amount that is recorded pursuant to the application of ASC 740’s guidance for uncertain tax positions and the associated recognition of unrecognized tax benefits. The Company does not agree with the position of the IRS. Accordingly, the Company recorded unrecognized tax benefits at a lower amount than has been asserted by the IRS based upon the Company’s determination of the more-likely-than-not recognition of the unrecognized tax benefit measured in accordance with ASC 740-10-30-7. The Company recorded the unrecognized tax benefit associated with this issue in the December 31, 2015 financial statements with the amount classified as a component of other long term liabilities on the balance sheet.

5.	We note from your response to comment 1 of our letter dated June 30, 2016, that you expect your effective tax rate to decline, presumably from 40.4% experienced in 2015. We also note that this expectation is reflected in your estimated annual tax rate applied to interim financial statements of 26%. Please tell us whether you reasonably expect further changes, either increases or decreases, to your effective tax rate, and if so, the reasons for your expectation.

Response:

The Company respectfully advises the Staff that the Company expects that the estimated annual tax rate applied to the 2016 interim financial statements of 26% will remain consistent for the remainder of 2016.

As stated in the Form 10-Q for the interim period ended September 30, 2016 in the section “Recently Issued or Adopted Accounting Pronouncements”, the Company is currently evaluating the adoption of ASU 2016-09 pertaining to employee shared-based payment accounting. When adopted, the Company anticipates a lower tax rate due to the recognition of excess stock compensation tax benefits in the income statement. In future filings, to the extent the Company anticipates other further changes to its effective tax rate, the Company intends to adjust the rate applied and make appropriate disclosure at that time.

Mr. Stephen Krikorian

Securities and Exchange Commission

November 18, 2016

6.	We note from your response to comment 3 of our letter dated June 30, 2016, that the increase in U.S. income and decrease in Ireland income resulted from certain transactions between wholly-owned entities that occurred in 2014 but not in 2015, and that the 2014 transactions did not affect your effective tax rate in 2015. Please explain to us in greater detail the nature of the 2014 intercompany transactions and how they differed from the intercompany transactions in 2015. For example, please tell us whether the 2014 transactions related to the transfer of intellectual property from your U.S. to your Irish entities, while your 2015 transactions related to your Irish entities generating income from that intellectual property. In addition, tell us whether the additions to unrecognized tax benefits in 2015 relate to the 2014 intercompany transactions. If so, explain to us why they were not recorded in 2014.

Response:

The Company respectfully advises the Staff that the references to intercompany transactions between wholly-owned entities that occurred in 2014 but not in 2015 relate to an intercompany arrangement put in place in 2010 whereby an Irish subsidiary licensed certain intellectual property rights from a U.S. entity. The contractual obligations under this arrangement ended in 2014. The additions to unrecognized tax benefits in 2015 do not relate to the 2014 intercompany transactions.

7.	We note from your prior response to comments 1 and 3 in our letter dated April 25, 2016 and comment 4 in our letter dated June 30, 2016 that you reflect the unrecognized tax benefits associated with your intercompany licensing arrangements in domestic tax expense, presumably under the view that the uncertain intercompany tax positions will not be sustained. However, it appears that the split between domestic and foreign pre-tax income assumes that the uncertain tax positions are sustained, as the income from the intercompany licensing arrangements appears to be reflected as foreign. Moreover, we understand that the unrecognized tax benefits associated with your intercompany licensing arrangements are reflected in the “effects of non-U.S. operations” in your income tax rate reconciliation. Please explain to us how you determined the presentation of pre-tax income and tax expense as domestic or foreign and how your presentations of activity between domestic and foreign are internally consistent.

Response:

The Company respectfully advises the Staff that the Company presented disclosures of pre-tax income based on pre-tax income reported on the books and records of the Company and its subsidiaries, exclusive of adjustments for unrecognized tax positions. The computation and presentation of jurisdictional tax expense and the effective tax rate reconciliation are prepared assuming unrecognized tax benefits are not sustained. The Company believes that each item is presented consistently pursuant to Regulation S-X 210.4-08(h).

Mr. Stephen Krikorian

Securities and Exchange Commission

November 18, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel

David W. Kling, Vice President, Deputy General Counsel and Corporate Secretary

Michael L. Johnson, Deputy General Counsel and Assistant Secretary

Facebook, Inc.